Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

November 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Liberty Interactive Corporation
Registration Statement on Form S-4 (File No. 333-220270)

Ladies and Gentlemen:

Liberty Interactive Corporation (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 (the “Filing”) of the Issuer to 5:00 PM (New York City time) on November 28, 2017, or as soon as practicable thereafter.

Very truly yours,

Liberty Interactive Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary